U.S. SECURITIES [...] WASH[...]

02019037

RECEIVED MAR 01 2002

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

Information
Required of Brokers and Dealers
Pursuant to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8-50777

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Arapaho Partners, LLC

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

12 East 49th Street, 35th Floor
(No. and Street)

New York	NY	10017
(City)	**(State)**	**(Zip Code)**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eugene Mannella — (212) 339-2756
(Area Code—Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name—if individual, state, last, first, middle name)

Ernst & Young LLP

787 Seventh Avenue		New York	NY	10019
(ADDRESS)	**Number and Street**	**City**	**State**	**(Zip Code)**

CHECK ONE:

- ✓ **Certified Public Accountant**
- **Public Accountant**
- **Accountant not resident in U.S. or any of its possessions.**

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Eugene Mannella, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Arapaho Partners, LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

COUNTY OF New York
STATE OF New York
SWORN TO BEFORE ME THIS 26 DAY OF Feb 2002

[Signature]
Signature

President
Title

[Signature]
Notary Public

WILLIAM S. MARBIT
Notary Public, State of New York
No. 31-4653555
Qualified in New York County
Certificate Filed in New York County
Commission Expires November 30, 2001

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income.
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Members' Equity
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Supplemental Report of Independent Auditors on Internal Control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a5(e)(3).*

Arapaho Partners, LLC

Statement of Financial Condition

December 31, 2001

Contents

Ernst & Young

Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Members of
Arapaho Partners, LLC

We have audited the accompanying statement of financial condition of Arapaho Partners, LLC (the "Company") as of December 31, 2001. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Arapaho Partners, LLC at December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 15, 2002

Arapaho Partners, LLC

Statement of Financial Condition

December 31, 2001

Assets	
Cash	$ 467,848
Placement fees receivable	876,631
Other receivables	2,984
Prepaid expenses	6,576
Other assets	2,861
	$ 1,356,900
Liabilities and members' equity	
Accrued expenses and other liabilities	$ 114,372
Members' equity	1,242,528
Total liabilities and members' equity	$ 1,356,900

See notes to statement of financial condition.

Arapaho Partners, LLC

Notes to Statement of Financial Condition

December 31, 2001

1. Organization

Arapaho Partners, LLC (the "Company") was formed under the laws of the state of Delaware as a limited liability company. The Company registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc ("NASD"). The objective of the Company is to earn fees by acting as a selling agent for private placement securities or direct participation interests in other investment vehicles. Accordingly, the Company does not carry customers' accounts and does not receive, deliver or hold cash or securities in connection with its selling activities.

The Company shall continue until March 17, 2023, unless the Company is dissolved before such date in accordance with the provisions of the Company agreement.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts and disclosures in the statement of financial condition. Actual results could differ from those estimates.

Income Taxes

The Company is treated as an unincorporated business for local tax purposes. While local taxes have been provided at statutory rates, the Company is not subject to Federal or state taxation. Federal and state income taxes are the responsibility of the individual members.

3. Related Party Transactions

A company owned by certain members of the Company provides professional services to the Company for which they are paid.

4. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined. As a registered broker dealer, minimum net capital of the greater of 6-2/3% of aggregate indebtedness, as defined, or $5,000 is required. At December 31, 2001, the Company had net capital of $353,476, which was $345,852 in excess of required minimum net capital. The Company's ratio of aggregate indebtedness to net capital was .32 to 1. The Rule also provides that equity capital may not be withdrawn if certain minimum net capital requirements are not met.

Statement of Financial Condition

Arapaho Partners, LLC

December 31, 2001
with Report of Independent Auditors